MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED

15 February 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fir
450 Fifth Street, N.W.
Washington, D.C. 20549

07021184

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 14th & 15th of February 2007, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England
Company Registration No. 742748

J:Grpsec-15-07-0801-001-SEC-3-070215

MYTGrouplet0001

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group Plc (Group), Legal & General Investment Management Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal & General Assurance Society Limited (LGAS & LGPL)

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class
Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

15 February 2007

12. Total holding following this notification

45,707,949 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

9.91% of the 30p ordinary shares

14. Any additional information

Notification using total voting rights figure of 461,141,177.

First notification under DTR Sourcebook.

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux , Assistant Company Secretary

Date of notification

15 February 2007

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	MyTravel Group Plc

2. Reason for the notification (please tick the appropriate box or boxes):

N/A See Additional Information

An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐

3. Full name of person(s) subject to the notification obligation[iii]:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM) Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.)[iv]:	Legal & General Assurance Society Limited (LGAS & LGPL)
5. Date of the transaction and date on which the threshold is crossed or reached[v]:	N/A
6. Date on which issuer notified:	14 February 2007
7. Threshold(s) that is/are crossed or reached:	Above 5% (Group)

	Above 5% (LGIM) Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ord GBP 0.30	40,788,783 = 8.84% (Under Sec 198 on the 28/11/2006)		40,535,878	40,535,878	5,172,071	8.79	1.12

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

45,707,949	9.91

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Legal & General Group Plc (Direct and Indirect) (Group)
(45,707,949 – 9.91% = Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect) (45,707,949 – 9.91% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(45,707,949 – 9.91% = Total Position)

Legal & General Group Plc (Direct) (L&G) (40,535,878 = 8.79% LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)

Legal & General Insurance Holdings Limited (Direct) (LGAS & LGPL) (27,092,536 – 5.87% = LGAS & LGPL)

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society Limited (LGAS & LGPL) (27,092,536 – 5.87% = LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold	N/A

voting rights:	

13. Additional information:	Notification using total voting rights figure of 461,141,177 First notification under DTR Sourcebook
14. Contact name:	Helen Lewis
15. Contact telephone number:	020 7528 6742

Annex to Notification Of Major Interests In Shares [xvi]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Legal & General Group Plc Legal & General Investment Management Limited
Contact address (registered office for legal entities)	Temple Court, 11 Queen Victoria Street, London, EC4N 4TP
Phone number	020 7528 6742
Other useful information (at least legal representative for legal persons)	Gayle Little

B: Identity of the notifier, if applicable [xvii]	
Full name	Helen Lewis

Contact address	Bucklersbury House, 3 Queen Victoria Street, London, EC4N 8NH
Phone number	020 7528 6742
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	Investment Advisor

C:	**Additional information**
First notification under DTR Sourcebook	

Notes to the Forms

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Pardus Capital Management LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Pardus European Special Opportunities Master Fund L.P.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs International	45,500,000
Morgan Stanley & Co	9,500,000
Total	55,000,000

5. Number of shares / amount of stock acquired

12 February 2007	8,500,000
13 February 2007	1,000,000

6. Percentage of issued class

2.06%

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

12th & 13th of February 2007

11. Date company informed

14 February 2007

12. Total holding following this notification

55,000,000 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

11.93% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

14 February 2007

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU
TELEPHONE: +44 (0)20 7367 1600 FACSIMILE: +44 (0)20 7367 1600

FAX COVER SHEET

FROM: Patrick Scott

DATE: 14 February 2007

RETURN FAX NUMBER: 0207 367 1657

TOTAL NUMBER OF PAGES: 7 (Including Cover Sheet)

NAME	FIRM/COMPANY	FAX NO. (LIST ALT. WHERE POSSIBLE)	TIME SENT
Company Secretary	MyTravel Group Plc	01706 742 117	

If transmission is incomplete, please call +44 (0)20 7367 1600 immediately.

COMMENTS:

Please see attached

<u>IRS Circular 230 disclosure</u>: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this document is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter that is contained in this document.

ALDER CASTLE, 10 NOBLE STREET
TELEPHONE 44 (0) 20 7367 1600

LONDON EC2V 7JU
FACSIMILE 44 (0) 20 7367 1650

1285 AVENUE OF THE AMERICAS
NEW YORK, NY 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2, UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

February 14, 2007

By facsimile 0170 674 2117

MyTravel Group Plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire OL11 1SA
Attention: Company Secretary

Notification of Major Interests in Shares

Dear Sir:

On behalf of our client, Pardus European Special Opportunities Master Fund L.P., a Cayman Islands limited partnership (the "Pardus Fund"), enclosed please find a TR-1 Notification of Major Interests in Shares in connection with the Pardus Fund's purchase of shares of MyTravel Group Plc on the 12th and 13th February 2007. The attached notice is being submitted in accordance with DTR 5 of the Disclosure and Transparency Rules.

Please note that any correspondence regarding the Pardus Fund should also be sent to c/o Pardus Capital Management L.P. at 1001 Avenue of the Americas, Suite 1100, New York, NY 10018.

If you have any questions or need further information, please do not hesitate to contact me at (020)7 367 1607.

Sincerely,

Patrick C. Scott

Enclosure

cc: Joseph R. Thornton
Karim Samii
Hamid Zanganeh

David K. Lakhdhir

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MyTravel Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______________________	☐

3. Full name of person(s) subject to the notification obligation:	Pardus Capital Management LLC Mr Karim Samii
4. Full name of shareholder(s) (if different from 3.):	Shares are held as follows: (1) Goldman Sachs International, as custodian in the name and for the benefit of Pardus European Special Opportunities Master Fund L.P. (the "Fund"), holds 45,500,000 shares of MyTravel Group plc (the "Company"). (2) Morgan Stanley & Co., as custodian in the name and for the benefit of the Fund, holds 9,500,000 shares of the Company.
5. Date of the transaction (and date on which the	On **February 12, 2007**, both the 10% and 11% thresholds were

threshold is crossed or reached if different):	crossed when the Fund purchased an additional 8,500,000 shares of the Company and On **February 13, 2007**, the Fund purchased an additional 1,000,000 shares of the Company
6. Date on which issuer notified:	February 14, 2007
7. Threshold(s) that is/are crossed or reached	11%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares (If possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary shares of 30p each		45,500,000			55,000,000		11.93%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Not applicable				

Total (A+B)

Number of voting rights	% of voting rights
55,000,000	11.93%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Prior to 12 February 2007, the Fund was the beneficial owner of 45,500,000 Ordinary Shares of 30p each ("Company Shares") in the capital of the Company. As a result of the acquisition referred to above, the Fund is at the date of this notice the beneficial owner of 55,000,000 Company Shares in aggregate. 45,500,000 Company Shares are held by Goldman Sachs International as custodian for the Fund and 9,500,000 *Company Shares* are held by Morgan Stanley & Co. as custodian for the Fund.

Pardus Capital Management L.P. ("the Manager") serves as the investment manager of the Fund and possesses sole power at its discretion to vote and direct the disposition of all Company Shares held by the Fund.

The Manager is a controlled undertaking of Pardus Capital Management LLC, its general partner ("PCM LLC"). PCM LLC is controlled within the meaning of DTR 5.2.1 by Mr Karim Samii, its sole member.

Proxy Voting:	
10. Name of the proxy holder:	Not applicable
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Hamid Zanganeh
15. Contact telephone number:	+1 212 719 7568

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	Pardus Capital Management LLC, a Delaware limited liability company Mr Karim Samii
Contact address (registered office for legal entities)	1001 Avenue of the Americas Suite 1100 New York, NY 10018
Phone number	+1 212 719 7568
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable	
Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information
n/a

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

12 February 2007

11. Date company informed

13 February 2007

12. Total holding following this notification

27,515,495 ordinary shares

13. Total percentage holding of issued class following this notification

5.97% of the 30p ordinary shares

14. Any additional information

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in MyTravel Group plc since the implementation of the Disclosure and Transparency Rules in the UK.

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

14 February 2007

Central Compliance

Deutsche Bank

BY FAX AND POST

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel: +44 (0) 20 7545 8000

Direct Line: +44 20 7547 3130
Direct Fax: +44 20 7547 3836

13 February 2007

MyTravel Group Plc
Holiday House
Sandbrook Park
Rochdale
OL11 1SA

Dear Sirs,

Disclosure of Holdings

Please find attached a notification in accordance with DTR 5 of the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006, of the holdings of Deutsche Bank AG and its subsidiary companies in the shares of MyTravel Group Plc.

Deutsche Bank AG, London is a branch of Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany.

If you require further information in respect of this notification please contact David Lindsay or Andrew Anderson in the Compliance Department of Deutsche Bank AG, London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

P:\Significant Shareholdings\UK Proprietary\TD 2007\MyTravel Group letter.doc JG

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	MyTravel Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):______________________	☐

3. Full name of person(s) subject to the notification obligation[iii]:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.)[iv]:	Deutsche Bank AG DWS Investment GmbH Tilney Group Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	12/02/2007
6. Date on which issuer notified:	13/02/2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB00B06BLB41	N/A	N/A	25,693,762	25,693,762	1,821,733	5.57	0.40

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
27,515,495	5.97

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in MyTravel Group Plc since the implementation of the Disclosure and Transparency Rules in the UK.

14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

Annex Notification of Major Interests in Shares [xvi]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	
Contact address (registered office for legal entities)	
Phone number	
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable [xvii]	
Full name	
Contact address	
Phone number	
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

END